Ballard Power Systems Inc.

News Release

Ballard Announces Sale-Leaseback for Cash Proceeds of C$20.8 Million

For Immediate Release – February 8, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has entered into a sale-and-leaseback agreement with Madison Pacific Properties Inc. (TSX: MPC) (www.madisonpacific.ca). Ballard will sell its head office building site in Burnaby, British Columbia in return for gross cash proceeds of approximately C$20.8 million (US$19.5 million). The company will also enter into an initial fifteen-year lease agreement for the same property. The transaction is expected to close on March 9, 2010.

Bruce Cousins, Ballard’s Chief Financial Officer said, “This transaction presented an opportunity to extract cash from a non-core asset and further fortify our strong balance sheet, augmenting the company’s cash reserves to approximately $100 million. At the same time, Ballard’s continued use of the site is secured through a long-term lease arrangement.”

John Sheridan, Ballard’s President & CEO added, “This transaction, along with the monetization of our Share Purchase Agreement and our progress in market development in 2009, has positioned Ballard for strong performance in 2010. We continue to expect revenue growth in excess of 35% and improved cash flow from operations by 30% in 2010, and positive EBITDA performance during 2011.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including estimated revenue and cash flow from operations for 2010, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Investor Relations:
Lori Rozali
+1.604.412.3195
investors@ballard.com

Public Relations:
Guy McAree
+1.604. 412.7919
media@ballard.com